Suite 1210 - 777 Hornby Street                  macdonald
Vancouver, BC                                   tuskey TM
V6Z 1S4 CANADA                                  CORPORATE AND SECURITIES LAWYERS
Telephone: (604) 689-1022
Facsimile: (604) 681-4760
________________________________________________________________________________

Reply Attention of   KONRAD MALIK
Direct Tel.          604.648-1671
EMail Address        kmalik@wlmlaw.ca
Our File No.         1033-1

June 18, 2010

VIA EDGAR
---------

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

ATTENTION:    JAY WILLIAMSON
              DIVISION OF CORPORATE FINANCE

Dear Sirs:
              RE:    OBSCENE JEANS CORP. (THE "COMPANY")
                     AMENDMENT TO REGISTRATION STATEMENT ON FORM S-1
                     FILE NO. 333-166064
                     FILED May 24, 2010
              __________________________________________________________________

We are the solicitors for the Company. We refer to your letter of June 4, 2010 addressed to the Company with your comments on the Company's Registration Statement on Form S-1/A, filed May 24, 2010. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

PROSPECTUS COVER PAGE
---------------------

1. Response: The Company intended to remove this reference in their last S-1/A and has ensured the below disclosure is removed from its S-1/A Amendment #2 filed concurrently with this response:

         "The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common shares."

SUMMARY INFORMATION, PAGE 4
---------------------------

2. Response: The Company has amended the disclosure on Page 24 as well as Note 1 to its financial statements to remove reference to manufacturing and distributing its jean products. The Company anticipates that it will be involved in marketing and selling the products to distributors and major retailers so that disclosure has been retained. However, the Company will still be asking its distributors to sell and market its products, and as such, disclosure elsewhere in the S-1/A Amendment #2 filed concurrently with this response which states that the Company's will be entering into outsourcing agreements in these areas remains accurate.
________________________________________________________________________________
  Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.
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3. Response: The Company has added the following disclosure to its risk factor on page 16 of its S-1/A Amendment #2 filed concurrently with this response:

         "We have not yet applied to have our securities registered in any state and will not do so until we receive expressions of interest from investors resident in specific states and requests from such investors to register our securities in their states before sale."

The Company has also added the following disclosure in the 'Plan of Distribution' section of its S-1/A Amendment #2 filed concurrently with this response:

         "We anticipate that we will be initially offering our securities in the State of Florida. Once this Registration Statement is effective, and if Ms. Stark-Cappelli believes that there is sufficient interest in our company to offer our securities in the state of Florida, we will register with the state of Florida under 'blue sky' laws. However, we have not yet applied for 'blue sky' registration in the state of Florida, or any other state, and there can be no assurance that we will be able to apply, or that our application will be approved and our securities will be registered, in Florida or any other state in the US. For further discussion regarding 'blue sky' registration please see 'Risk Factors' elsewhere in this Prospectus."

BUSINESS DESCRIPTION, PAGE 21
-----------------------------

4. Response: The Company has added the following disclosure to the 'Business Description' section of its S-1/A Amendment #2 filed concurrently with this response:

         "We plan to structure our outsourcing agreements to protect our proprietary designs and ensure efficient production and sales of our products. We anticipate that we will enter into manufacturing agreements with independent contractors based on a per unit price of production. We also anticipate that outsourcing agreements relating to marketing, selling and distributing will be entered into on an independent contractor basis and that each contractor will be provided with a geographical area in which they will have exclusive rights to market, sell and distribute our products."

5. Response: The Company has added the following disclosure to the 'Business Description' section of its S-1/A Amendment #2 filed concurrently with this response:

         "We do not currently have a management or design agreement in place with Ms. Stark-Cappelli and don't anticipate entering into an agreement with Ms. Stark-Cappelli until we raise sufficient funds to ensure that we can implement our business plan and financially compensate Ms. Stark-Cappelli."

6. Response: The Company has removed the following disclosure from the 'Competition' section of its S-1/A Amendment #2 filed concurrently with this response:
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  Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.
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         " ... as well as the anticipated quality of the denim and the superiority of the finish ("the wash"). Within the contemporary better jean market, where we anticipate selling our products, jeans sell from $100 to $300 per pair and designer label jeans can command higher prices. We believe that our intended price range of $150 to $200 will provide superior value for the quality, style, fit and finish of Obscene Jeans Brand."

The Company has added the following disclosure to the 'Competition' section of its S-1/A Amendment #2 filed concurrently with this response:

         "We believe that our competitive strengths lie with Ms. Stark-Cappelli's extensive experience in the clothing industry in Italy. We believe that Ms. Stark-Cappelli's experience and knowledge, gained by working with Italian craftsman experienced in design, fabric, embroidery, washing and stitching techniques, will allow it to compete effectively in the jean industry by producing highly marketable products."

MANAGEMENT'S DISCUSSION AND ANALYSIS, PAGE 28
---------------------------------------------

7. Response: The Company has revised its table of Milestones to clarify anticipated timing of each milestone. The Company has also added the following disclosure to the Plan of Operations section of its S-1/A Amendment #2 filed concurrently with this response:

         "In this event, our focus will likely be on spending available funds on assuring that we retain our reporting status with the SEC and developing our product designs to attract investors.

         If we are unable to raise additional funds we will not be able to complete any of the milestones in either Phase 1 or Phase 2. Due to the fact that many of the milestones are dependent on each other, if we do not raise any additional capital we will not be able to implement any facets of our business plan."

MANAGEMENT, PAGE 34
-------------------

8. Response: The Company has added the following disclosure to the 'Management' section of its S-1/A Amendment #2 filed concurrently with this response:

         "Except for Stark Enterprises which is owned by Ms. Stark-Capelli, none of these companies have ever been our parent, subsidiary or affiliate."

9. Response: The Company has added the following disclosure to the 'Management' section of its S-1/A Amendment #2 filed concurrently with this response:

         "Ms. Stark-Cappelli devotes approximately 10-25 hours per week to us."
________________________________________________________________________________
  Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.
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EXHIBITS
--------

EXHIBIT 99
----------

10. Response: The Company has eliminated the following disclosure from Exhibit
99.1 of the S-1/A Amendment #2 filed concurrently with this response:

         "The Subscriber acknowledges and agrees that except as expressly provided in this Subscription Agreement, this Subscription Agreement contains the entire agreement between the parties with respect to the Shares and there are no other terms, conditions, representations or warranties whether expressed, implied, or written by statute, by common law, by the Company, by the Subscriber or by anyone else."

11. Response: The subscription agreement is a set of contractual terms agreed upon by both parties to the agreement. Once agreed upon, those terms are binding. If a subscriber accepts the term that their execution of the subscription agreement is an irrevocable offer to purchase shares, then that is the contractual term as agreed to between the parties. As with any written and executed contract, it cannot be unilaterally revoked unless the terms of the contract expressly permit this. As a consequence, the irrevocability is a contractual issue.

                                        Yours truly,

                                        W.L. MACDONALD LAW CORPORATION

                                        Per: /s/ Konrad Malik

                                        Konrad Malik

KM/rl
________________________________________________________________________________
  Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.